July 6, 2020

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1090

Attention:	Jan Woo
Matthew Crispino

Re:	Ping Identity Holding Corp
Registration Statement on Form S-1
Originally Filed July 6, 2020
File Number 333-239703

Ladies and Gentlemen:

Ping Identity Holding Corp, a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-239703, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on July 8, 2020 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

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Please contact Robert E. Goedert of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-7317, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

PING IDENTITY HOLDING CORP

By:	/s/ Lauren Romer
Name:	Lauren Romer
Title:	Chief Legal Officer and Secretary